Exhibit 15.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Annual Report of SPI Energy Co., Ltd. on Form 20-F, including Amendment No 2, File No. 001-37678 of our report dated April 29, 2021, with respect to our audits to the consolidated financial statements of SPI Energy Co., Ltd. as of December 31, 2020 and 2019 and for the years ended December 31, 2020, 2019 and 2018, which report appears in the Annual Report.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Lease (“Topic 842”).

Marcum Bernstein & Pinchuk LLP

New York, NY

November 23, 2021